Exhibit 99.3

Aeterna Zentaris Inc.

Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended
December 31, 2014, 2013 and 2012
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012

(2)

Independent Auditor's Report

To the Shareholders of
Aeterna Zentaris Inc.

We have completed integrated audits of Aeterna Zentaris Inc. and its subsidiaries' 2014, 2013 and 2012 consolidated financial statements and their internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Aeterna Zentaris Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of changes in shareholders' equity (deficiency), comprehensive (loss) income and cash flows for each of the three years in the period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.
An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

...
PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205-5000, F: +1 514 876-1502

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

(3)

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aeterna Zentaris Inc. and its subsidiaries as at December 31, 2014 and December 31, 2013 and their financial performance and their cash flows for each of the three years in the period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on internal control over financial reporting
We have also audited Aeterna Zentaris Inc. and its subsidiaries' internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled "Management's Annual Report on Internal Control over Financial Reporting" appearing on page 96 of the Annual Report on Form 20-F.
Auditor's responsibility
Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.
We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.
Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Opinion
In our opinion, Aeterna Zentaris Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Montréal, Quebec, Canada
March 17, 2015

1 CPA auditor, CA, public accountancy permit No. A123498

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Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2014	December 31, 2013
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 7)	34,931	43,202
Trade and other receivables (note 8)	867	1,953
Prepaid expenses and other current assets	419	500
	36,217	45,655
Restricted cash equivalents (note 9)	760	865
Property, plant and equipment (note 10)	797	1,351
Other non-current assets	622	725
Identifiable intangible assets (note 11)	352	708
Goodwill (note 12)	8,687	9,892
	47,435	59,196
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 13)	5,799	7,242
Provision for restructuring costs (note 14)	1,505	—
Deferred revenues (note 5)	270	—
	7,574	7,242
Deferred revenues (note 5)	809	—
Warrant liability (note 15)	8,225	18,010
Employee future benefits (note 19)	15,053	15,407
Provisions and other non-current liabilities (note 16)	1,290	1,473
	32,951	42,132
SHAREHOLDERS' EQUITY
Share capital (note 17)	150,544	134,101
Other capital	86,639	86,107
Deficit	(222,322)	(203,925)
Accumulated other comprehensive (loss) income	(377)	781
	14,484	17,064
	47,435	59,196
Commitments and contingencies (note 25)
Subsequent events (note 28)
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

David A. Dodd Chairman of the Board	Gérard Limoges Director

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the years ended December 31, 2014, 2013 and 2012
(in thousands of US dollars, except share data)

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2014	45,312,009	134,101	86,107	(203,925)	781	17,064
Net loss		—	—	(16,564)	—	(16,564)
Other comprehensive income:
Foreign currency translation adjustments		—	—	—	(1,158)	(1,158)
Actuarial loss on defined benefit plans (note 19)		—	—	(1,833)	—	(1,833)
Comprehensive loss		—	—	(18,397)	(1,158)	(19,555)
Share issuance in connection with a public offering (note 17)	11,000,000	4,340	—	—	—	4,340
Share issuances in connection with "At-the-Market" drawdowns (note 17)	9,197,068	12,103	—	—	—	12,103
Share-based compensation costs		—	532	—	—	532
Balance - December 31, 2014	65,509,077	150,544	86,639	(222,322)	(377)	14,484

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive (loss) income	Total
		$	$	$	$	$
Balance - January 1, 2013	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)
Net income		—	—	6,815	—	6,815
Other comprehensive income:
Foreign currency translation adjustments		—	—	—	1,073	1,073
Actuarial gain on defined benefit plans (note 19)		—	—	2,346	—	2,346
Comprehensive income		—	—	9,161	1,073	10,234
Share issuance in connection with registered direct and public offerings (note 17)	18,300,000	8,573	—	—	—	8,573
Share issuances in connection with "At-the-Market" drawdowns (note 17)	1,682,721	2,737	—	—	—	2,737
Share-based compensation costs		—	2,215	—	—	2,215
Balance - December 31, 2013	45,312,009	134,101	86,107	(203,925)	781	17,064
_________________________
1    Issued and paid in full.

[2]
Adjusted to reflect the October 2, 2012 six-to-one share consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation and note 17 – Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the years ended December 31, 2014, 2013 and 2012
(in thousands of US dollars, except share data)

	Common shares (number of)[1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2012	17,460,349	101,884	82,327	(188,969)	212	(4,546)
Net loss		—	—	(20,412)	—	(20,412)
Other comprehensive loss:
Foreign currency translation adjustments		—	—	—	(504)	(504)
Actuarial loss on defined benefit plans (note 19)		—	—	(3,705)	—	(3,705)
Comprehensive loss		—	—	(24,117)	(504)	(24,621)
Share issuance in connection with a public offering	6,600,000	11,265	—	—	—	11,265
Share issuances in connection with "At-the-Market" drawdowns, net of transaction costs	1,190,973	8,382	—	—	—	8,382
Share issuances pursuant to the exercise of warrants (note 15)	52,383	819	—	—	—	819
Share issuances pursuant to the exercise of stock options (note 17)	25,583	441	(232)	—	—	209
Share-based compensation costs		—	1,797	—	—	1,797
Balance - December 31, 2012	25,329,288	122,791	83,892	(213,086)	(292)	(6,695)
_________________________

[1]	Issued and paid in full.

[2]
Adjusted to reflect the October 2, 2012 six-to-one share consolidation (see note 1 – Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation and note 17 – Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive (Loss) Income
For the years ended December 31, 2014, 2013 and 2012
(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2014	2013	2012
	$	$	$
Revenues
Sales	—	96	834
License fees (note 5)	11	6,079	1,219
	11	6,175	2,053
Operating expenses (note 18)
Cost of sales	—	51	591
Research and development costs, net of refundable tax credits and grants (notes 11 and 14)	23,716	21,284	20,592
Selling, general and administrative expenses (notes 10 and 14)	13,690	12,316	10,606
	37,406	33,651	31,789
Loss from operations	(37,395)	(27,476)	(29,736)
Finance income (note 20)	20,319	1,748	6,974
Finance costs (note 20)	—	(1,512)	(382)
Net finance income (costs)	20,319	236	6,592
Loss before income taxes	(17,076)	(27,240)	(23,144)
Income tax expense (notes 5 and 22)	(111)	—	—
Net loss from continuing operations	(17,187)	(27,240)	(23,144)
Net income from discontinued operations (note 6)	623	34,055	2,732
Net (loss) income	(16,564)	6,815	(20,412)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(1,158)	1,073	(504)
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(1,833)	2,346	(3,705)
Comprehensive (loss) income	(19,555)	10,234	(24,621)
Net loss per share (basic and diluted) from continuing operations (note 26)	(0.29)	(0.92)	(1.17)
Net income (basic and diluted) from discontinued operations (notes 6 and 26)	0.01	1.16	0.14
Net (loss) income (basic and diluted) per share	(0.28)	0.24	(1.03)
Weighted average number of shares outstanding (notes 17 and 26):
Basic	59,024,730	29,476,455	19,775,073
Diluted	59,024,730	29,476,455	19,806,687

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2013 and 2012
(in thousands of US dollars)

	Years ended December 31,
	2014	2013	2012
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(17,187)	(27,240)	(23,144)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 15)	(18,272)	(1,563)	(6,746)
Provision for restructuring costs (note 14)	2,489	—	—
Depreciation, amortization and impairment (notes 10 and 11)	878	949	1,234
Share-based compensation costs (note 17)	497	2,215	1,797
Employee future benefits (note 19)	605	470	889
Amortization of deferred revenues (note 5)	—	(6,046)	(1,077)
Foreign exchange (gain) loss on items denominated in foreign currencies	(1,164)	1,078	614
Gain on disposal of property, plant and equipment	(66)	—	—
Amortization of prepaid expenses and other non-cash items	2,640	6,831	4,756
Transaction cost allocated to warrants issued (note 17)	666	1,165	370
Changes in operating assets and liabilities (note 21)	(1,873)	(7,990)	(4,374)
Net cash (used in) provided by operating activities of discontinued operations (note 6)	(295)	10,147	(5,134)
Net cash used in operating activities	(31,082)	(19,984)	(30,815)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $1,348 in 2014, $2,119 in 2013 and $1,665 in 2012 (note 17)	24,358	23,708	23,619
Proceeds from the exercise of share purchase warrants (note 15)	—	—	437
Proceeds from the exercise of stock options (note 17)	—	—	209
Repayment of long-term payable	—	—	(57)
Net cash provided by financing activities	24,358	23,708	24,208
Cash flows from investing activities
Purchase of property, plant and equipment (note 10)	(127)	(85)	(272)
Disposals of property, plant and equipment (note 10)	66	—	—
Net cash provided by investing activities of discontinued operations	—	113	—
Net cash (used in) provided by investing activities	(61)	28	(272)
Effect of exchange rate changes on cash and cash equivalents	(1,486)	(71)	(481)
Net change in cash and cash equivalents	(8,271)	3,681	(7,360)
Cash and cash equivalents – Beginning of the year (note 7)	43,202	39,521	46,881
Cash and cash equivalents – End of the year (note 7)	34,931	43,202	39,521

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, liquidity risk, reporting entity, share consolidation and basis of preparation
Summary of business
Aeterna Zentaris Inc. (the "Company") is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health.
Liquidity risk
The Company has a history of operating losses, due largely to significant research and development ("R&D") investment, as well as to the incurrence of substantial selling, general and administrative ("SG&A") expenses. The Company has financed its operations through different sources, including the issuance of common shares and the conclusion of strategic alliances with licensee partners and other collaborators. The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. See note 23 – Capital disclosures and note 24(b) – Financial instruments and financial risk management – Liquidity risk.
Reporting entity
The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the ultimate parent company of the Group.
The Company currently has three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the United States.
The address of the Company is 1405 du Parc-Technologique Blvd., Quebec City, Canada, G1P 4P5.
The Company's common shares are listed both on the Toronto Stock Exchange and on the NASDAQ Capital Market (the "NASDAQ").
Share consolidation (reverse stock split)
On October 2, 2012, the Company effected a consolidation of its issued and outstanding common shares on a six-to-one basis (the "Share Consolidation"). The Share Consolidation affected all shareholders, optionholders and warrantholders uniformly and thus did not materially affect any securityholder's percentage of ownership interest. All references in these consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation.
Basis of preparation

(a)	Statement of compliance
The consolidated financial statements as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
These consolidated financial statements were approved by the Company's Board of Directors on March 17, 2015.
The accompanying consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value through profit or loss ("FVTPL").
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 3 – Critical accounting estimates and judgments.

(b)	Principles of consolidation
These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All intercompany balances and transactions are eliminated on consolidation.

(c)	Foreign currency
The accompanying consolidated financial statements are presented in thousands of US dollars, which is the Company's presentation currency.
Assets and liabilities of Group entities are translated from euro ("EUR") balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive (loss) income within shareholders' equity.
Items included in the financial statements of the Group's entities are measured using the currency of the primary economic environment in which the entities operate (the "functional currency"), which, for all Group entities, was the EUR through December 31, 2014. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in EUR are recognized in the consolidated statement of comprehensive (loss) income.
Foreign exchange gains and losses that relate to cash and cash equivalents and the warrant liability are presented within finance income or finance costs in the consolidated statement of comprehensive (loss) income. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive (loss) income within operating expenses.

2	Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Group entities.
Cash and cash equivalents
Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.
Restricted cash equivalents
Restricted cash equivalents are comprised of a bank deposit, related to a guarantee for a long-term operating lease obligation, that cannot be used for current purposes.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Property, plant and equipment and depreciation
Items of property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term
Depreciation expense, which is recorded in the consolidated statement of comprehensive (loss) income, is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.
Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks, technology and other assets. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive (loss) income, is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.
Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash-generating unit ("CGU") or group of CGUs that are expected to benefit from the related business combination.
Impairment of assets
Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset's recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate, and are recorded in the consolidated statement of comprehensive (loss) income.
Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset's recoverable amount. However, an asset's carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.
Share purchase warrants
Share purchase warrants are classified as liabilities, since the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company's share purchase warrants contains a written put option, arising upon the occurrence of a Fundamental Transaction, as that term is defined in the share purchase warrant agreement, and also upon a change of control. As a result of the existence of these put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.
The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.
The warrant liability is classified as non-current, unless the underlying share purchase warrants are expected to expire or be settled within 12 months from the end of a given reporting period.
Employee benefits
Salaries and other short-term benefits
Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive (loss) income over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.
Post-employment benefits
The Company's subsidiary in Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.
The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive (loss) income, net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive (loss) income in subsequent periods.
For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive (loss) income as incurred–namely, over the period that the related employee service is rendered.
Termination benefits
Termination benefits are recognized in the consolidated statement of comprehensive (loss) income when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial instruments
The Company classifies its financial instruments in the following categories: "Financial assets at FVTPL"; "Loans and receivables"; "Financial liabilities at FVTPL"; and "Other financial liabilities".
Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(a)	Classification
Financial assets at fair value through profit or loss
Financial assets at FVTPL are financial assets held for trading. Fair value is defined as the amount at which the financial assets could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A financial asset is classified as at FVTPL if the instrument is acquired or received as consideration principally for the purpose of selling in the short-term. Financial assets at FVTPL are classified as current assets if expected to be settled within 12 months from the end of a given reporting period; otherwise, the assets are classified as non-current.
As at December 31, 2014 and 2013, the Company held no assets classified as financial assets at FVTPL.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.
The Company's loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash equivalents.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are financial liabilities held for trading. A financial liability is classified as at FVTPL if the instrument is acquired or incurred principally for the purpose of selling or repurchasing in the short-term or where the Company does not have the unconditional right to avoid delivering cash or another financial asset to the holders in certain circumstances. Financial liabilities at FVTPL are classified as current liabilities if expected or potentially required to be settled within 12 months from the end of a given reporting period; otherwise, the liabilities are classified as non-current.
Financial liabilities at FVTPL are currently comprised of the Company's warrant liability.
Other financial liabilities
Other financial liabilities include trade accounts payable and accrued liabilities, provision for restructuring costs and other non-current liabilities.

(b)	Recognition and measurement
Financial assets at fair value through profit or loss
Financial assets at FVTPL are recognized on the settlement date, which is the date on which the asset is delivered to the Company. Financial assets at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive (loss) income. Financial assets at FVTPL are derecognized when the right to receive cash flows from the underlying investment have expired or have been transferred and when the Group has transferred substantially all risks and rewards of ownership. Gains and losses

(14)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

arising from changes in the fair value of financial assets at FVTPL are presented in the consolidated statement of comprehensive (loss) income within finance income or finance costs in the period in which they arise.
Loans and receivables
Loans and receivables are recognized on the settlement date and are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are recognized on the settlement date. Financial liabilities at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive (loss) income. Gains and losses arising from changes in the fair value of financial liabilities at FVTPL are presented in the consolidated statement of comprehensive (loss) income within finance income or finance costs in the period in which they arise.
Other financial liabilities
Financial instruments classified as "Other financial liabilities" are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.

(c)	Impairment
Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset's carrying amount and the present value of estimated future cash flows is recorded in the consolidated statement of comprehensive (loss) income. The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset's original effective interest rate.
Impairment charges related to financial assets carried at amortized cost are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.
Share capital
Common shares are classified as equity. Incremental costs that are directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.
Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a share purchase warrant, exercisable in order to purchase a common share or fraction thereof), proceeds received in connection with those offerings are allocated between Share capital and Share purchase warrants based on the residual method. Proceeds are allocated to warrant liability based on the share purchase warrants fair value, and the residual amount of proceeds is allocated to Share capital. Transaction costs in connection with such offerings are allocated to the liability and equity units components in proportion to the allocation of proceeds.
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, such as organizational restructuring, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.

(15)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.
Revenue recognition
Sales of products
Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods (which is at the time the goods are shipped), when the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, when the amount of revenues can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company and when the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Royalty revenues
The Company had deferred recognition of proceeds received in December 2008 from Healthcare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P. ) ("HRP") relating to the Company's rights to royalties on future sales of Cetrotide® covered by a license agreement with ARES Trading S.A. ("Merck Serono") in which the latter had been granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization.
The Company recognized the proceeds received from HRP as royalty revenues over the life of the underlying royalty sale arrangement, pursuant to the "units-of-revenue" method. Under that method, periodic royalty revenues are calculated as the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono expected to pay to HRP over the term of the underlying arrangement multiplied by the royalty payments due to HRP for the period.
As mentioned in note 6 – Discontinued operations, from April 3, 2013 to October 1, 2013, the Company accelerated the amortization of the remaining deferred revenues.
Licensing revenues and multiple element arrangements
The Company is currently in a phase in which certain potential products are being further developed or marketed jointly with partners and licensees. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for R&D services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.
Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit's fair value, and the applicable revenue recognition criteria are applied to each of the separate units.
License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is probable. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

(16)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Milestone payments
Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when the Company has no significant future performance obligations in connection with the milestones.
Share-based compensation costs
The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.
The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.
Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the share-based compensation is transferred to Share Capital upon the issuance of shares.
Current and deferred income tax
Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive (loss) income or directly in equity (deficit) is also recognized directly in other comprehensive (loss) income or directly in equity (deficit). Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company's subsidiaries operate and generate taxable income.
Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet generally accepted criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.

(17)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Research and development refundable tax credits and grants
The Company's German subsidiary is entitled to receive research grants from the German Federal Ministry of Education and Research. Funding is earned on qualified projects, and corresponding expenses are reimbursed at a certain rate of eligible base amounts.
Refundable R&D tax credits and grants are accounted for using the cost reduction method. Accordingly, refundable R&D tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred, provided that the Company has reasonable assurance the refundable R&D tax credits or grants will be realized.
Discontinued operations
A discontinued operation is a component of the Company that has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations and/or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Classification as a discontinued operation occurs upon the earlier of the disposal of the operation (or disposal group) or the date at which the operation meets the criteria for classification as held for sale. When an operation is classified as discontinued, comparative statements of comprehensive (loss) income and cash flows are presented as if the operations had been discontinued at the beginning of the earliest comparative period presented.
Net (loss) income per share
Basic net (loss) income per share is calculated using the weighted average number of common shares outstanding during the year.
Diluted net (loss) income per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net (loss) income per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)	Critical accounting estimates and assumptions
Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

(18)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value of the warrant liability and stock options
Determining the fair value of the warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company's future operating results, liabilities or other components of shareholders' equity (deficiency). Fair value assumptions used are described in notes 15 – Warrant liability and 17 – Share capital.
Goodwill impairment
The annual impairment assessment related to goodwill is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to relevant industry-specific market analyses. Future events, including a significant reduction in the Company's share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company's future results due to increased impairment charges.
Employee future benefits
The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 19 – Employee future benefits.
Income taxes
The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities' ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company's products. To the extent that management's assessment of any Group entity's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 22 – Income taxes.

(b)	Critical judgments in applying the Company's accounting policies
Revenue recognition
Management's assessments related to the recognition of revenues related to arrangements containing multiple elements are based on judgment. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon the assessment of the Company's continuing involvement in the arrangement, the benefits expected to be derived by the customer and, where applicable, expected patent lives. Additional information is included in note 5 – Development, commercialization and licensing arrangements.

4	Recent accounting pronouncements
Adopted in 2014
The following new standards and amendments to standards are effective for the first time for interim periods beginning on or after January 1, 2014 and have been applied in preparing these consolidated financial statements. The accounting policies have been applied consistently by all subsidiaries of the Company.

(19)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In May 2013, the IASB made amendments to the disclosure requirements of IAS 36, Impairment of Assets, requiring disclosure, in certain instances, of the recoverable amount of an asset or CGU, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed.
In May 2013, the IFRS Interpretations Committee ("IFRIC") issued International Financial Reporting Standard Interpretation 21, Levies ("IFRIC 21"), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.
The adoption of these standards and amendments did not have a significant impact on the Company's consolidated financial statements.
Not yet adopted
The final version of IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. The Company is currently assessing the impact, if any, that this new standard will have on the Company's consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.

5	Development, commercialization and licensing arrangements
Sinopharm arrangement
On December 1, 2014, the Company entered into a master collaboration agreement, a Technology Transfer and Technical Assistance Agreement ("TTA") and a License Agreement ("LA") with Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm") for the development, manufacture and commercialization of zoptarelin doxorubicin ("the Product") in all human uses, in the People's Republic of China, including Hong Kong and Macau (collectively, "the Territory"). Under the terms of the TTA, Sinopharm made a one-time, non-refundable payment of $1,101,000 ("Transfer Fee") to the Company for the transfer of technical documentation and materials, know-how and technical assistance services. Additionally, per the LA, the Company will be entitled to receive additional consideration upon achieving certain milestones, including the occurrence of certain regulatory and commercial events in the Territory. Furthermore, the Company will be entitled to royalties on future net sales of the Product in the Territory.

(20)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company has substantial continuing involvement in the aforementioned arrangements, including the transfer of documentation, know-how and materials, as well as the provision of technical assistance, such as quality systems implementation, analytical and stability testing, territory-specific development initiatives, and other services.
The Company has applied the provisions of IAS 18, Revenue, and has determined that all deliverables and performance obligations contemplated by the agreements with Sinopharm should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not known, probable or estimable at the time at which the agreements with Sinopharm were entered into.
The Company has deferred the non-refundable Transfer Fee and is amortizing the related payment as revenue on a straight-line basis over the period during which the aforementioned services are rendered and obligations are performed.
In determining the period over which Transfer Fee revenues are to be recognized, the Company concluded that its significant continuing involvement in the aforementioned agreements will span approximately four years, commencing in late December 2014. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, that would significantly change the duration of the Company's continuing involvement and performance obligations or benefits expected to be derived by Sinopharm.
Future milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by Sinopharm, as per the LA.
Pursuant to the aforementioned agreements, the Company was required to remit to the Chinese tax authorities $101,000 of the gross proceeds received from Sinopharm. This amount, which was withheld at the source, was recognized as income tax expense in the consolidated statement of comprehensive (loss) income in accordance with the provision of IAS 12, Income Taxes.
Ergomed agreement
On April 10, 2013, the Company entered into a co-development and revenue-sharing agreement ("CDRSA") with Ergomed Clinical Research Limited ("Ergomed"), pursuant to which Ergomed has agreed to assist the Company in the clinical development program for zoptarelin doxorubicin (the "Product") for the purpose of maximizing the commercialization potential of the Product with the ultimate aim of selling or licensing the Product. Concurrently with the execution of the CDRSA, the Company entered into a master services agreement ("MSA") with Ergomed for a clinical Phase 3 trial of the Product in endometrial cancer, pursuant to which Ergomed will provide clinical development services with respect to the co-development initiative referred to above.
Under the CDRSA, Ergomed will not charge the Company for 30% of the total costs up to a maximum of $10,000,000. While Ergomed will not directly contribute any cash proceeds towards the completion of the activities contemplated by the CDRSA, Ergomed, as primary supplier of a substantial portion of the Product-related clinical and regulatory activities, will contribute to the overall funding of the initiative via the application of a 30% discount from the costs set forth in the MSA until the cumulative total of such reductions reaches a maximum of $10,000,000. Ergomed will be entitled to receive an agreed upon single-digit percentage of any future net income (as defined in the CDRSA) or other proceeds related to the licensing of received zoptarelin doxorubicin in endometrial cancer indication, up to a specified maximum amount.
The Company recognizes R&D costs associated with the CDRSA and MSA net of the 30% discount, as services are rendered by Ergomed in the consolidated statement of comprehensive (loss) income. During the years ended December 31, 2013 and 2014, the Company expensed a total of $3,560,000 and $7,195,000, respectively, pursuant to the CDRSA and MSA.

(21)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Yakult agreement
On March 8, 2011, the Company had entered into an agreement with Yakult Honsha Co., Ltd. ("Yakult") for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult had made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). The Company applied the provisions of IAS 18, Revenue ("IAS 18"), and recognized deferred revenue, which was being amortized on a straight-line basis through the estimated end of the estimated life cycle of perifosine in colorectal cancer ("CRC") and multiple myeloma ("MM"), which was assumed to be the estimated expiry date of the applicable valid patent considering a five-year extension, or until July 2018.
On April 1, 2012, following disclosure of the results of the Phase 3 study of perifosine in CRC, the Company discontinued the perifosine program in that indication. Furthermore, in March 2013, following an analysis of interim results of the Phase 3 study of perifosine in MM, the Company also discontinued the development of perifosine in the MM indication.
Based on these events, the Company determined that it no longer had significant obligations under the agreement with Yakult to continue with the development of perifosine. Accordingly, the Company recognized, in March 2013, the remaining amount of deferred revenue of $5,860,000 related to the above licensing agreement within License fees in the consolidated statement of comprehensive (loss) income.

6	Discontinued operations
On April 3, 2013 (the "Effective Date"), the Company entered into a transfer and service agreement ("TSA") and concurrent agreements with various partners and licensees with respect to the manufacturing rights for Cetrotide®, marketed for therapeutic use as part of in vitro fertilization programs. The principal effect of these agreements was to transfer, effective October 1, 2013 (the "Closing Date"), the manufacturing rights for Cetrotide® and to grant a license to Merck Serono for the manufacture, testing, assembling, packaging, storage and release of Cetrotide® in all territories. Also per the TSA, the Company has agreed to provide certain transition services to Merck Serono over a period of 36 months from the Effective Date in order to assist Merck Serono in managing overall responsibility for the manufacturing of Cetrotide® and related activities (collectively, the "Cetrotide® Business").
Under the TSA, during the period commencing on the Effective Date and ending on the Closing Date (the "Interim Period"), the Company was obligated to continue to conduct the Cetrotide® Business in the ordinary course in a manner consistent with past practices, subject to certain conditions.
Per the TSA, the Company received a non-refundable, one-time payment of €2,500,000 (approximately $3,300,000) in consideration for the transfer of the manufacturing rights referred to above, as well as other payments in exchange for the transfer, also on the Closing Date, of certain assets and equipment (see note 10 – Property, plant and equipment) used solely for the manufacture of Cetrotide®.
The Company has agreed to provide the aforementioned transition services in exchange for a monthly service fee, which is payable by Merck Serono. The related transition services revenues are recognized as License fees and other within net income from discontinued operations in the Company's consolidated statement of comprehensive (loss) income as the transition services are provided over the corresponding term of the transition services contract.
Impact of the TSA on previously deferred revenues
In 2008, the Company had monetized its royalty stream related to Cetrotide® via a transaction with HRP, which resulted, among other elements, in the payment by HRP to the Company of $52,500,000, less certain transaction costs, in exchange for the Company's rights to royalties on future net sales of Cetrotide® generated by Merck Serono. The Company had initially recorded the proceeds received from HRP as deferred revenue due to the Company's significant continuing involvement with the Cetrotide® Business. Since then, the Company has amortized the deferred revenue into income (as Sales and royalties within net income from discontinued operations in the Company's consolidated statement of comprehensive (loss) income) over the life of the underlying license agreement, based on the "units-of-revenue" method. Under that method, periodic royalty revenues were calculated by multiplying the ratio of the unamortized

(22)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

deferred revenue amount to the total estimated remaining royalties that Merck Serono expected to pay to HRP over the term of the underlying arrangement by the royalty payments due to HRP for the period.
Management has determined that, as of the Closing Date, there is no basis to continue amortizing the deferred revenue associated with HRP, primarily due to the fact that the Company no longer has significant continuing involvement in the Cetrotide® Business, as discussed above. As such, commencing on the Effective Date, the Company accelerated the amortization of the remaining deferred revenues of approximately $31,875,000 over the Interim Period, by continuing to apply the units-of-revenue method, which is consistent with past practice. The remaining deferred revenues were fully amortized through the end of the Interim Period and were recorded as Sales and royalties within net income from discontinued operations in the Company's consolidated statement of comprehensive (loss) income.
Presentation of Cetrotide® Business subsequent to the Closing Date
In accordance with the provisions of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, upon the transfer of substantially all of the risks and rewards associated with the Cetrotide® Business on the Closing Date, the Cetrotide® Business was classified as a discontinued operation. As such, relevant amounts in the consolidated statements of comprehensive (loss) income and cash flows have been retroactively reclassified to reflect the Cetrotide® Business as a discontinued operation.
Components of the Company's net income from discontinued operations are summarized below.

	Years ended December 31,
	2014	2013	2012
	$	$	$
Revenues*
Sales and royalties	—	63,755	30,704
License fees and other	1,037	4,589	908
	1,037	68,344	31,612
Operating expenses
Cost of sales	—	30,002	26,229
Research and development costs, net of tax credits and grants	25	8	12
Selling, general and administrative expenses	389	4,279	2,639
	414	34,289	28,880
Net income from discontinued operations	623	34,055	2,732
Components of operating expenses presented as discontinued include the following:
Subcontractor fees	—	24,930	25,515
Raw material purchases	—	579	1,189
Change in inventory	—	4,173	(560)
Impairment of equipment	—	268	—
Depreciation of equipment	—	52	85
Cost of sales	—	30,002	26,229
Goods and services**	191	2,987	2,651
Royalty and patent expenses related to onerous contracts	223	1,300	—
	414	34,289	28,880
_________________________

*
In addition to recurring sales of Cetrotide®, the revenues presented above include the aforementioned non-refundable, one-time payment of €2,500,000 (approximately $3,300,000), as well as royalty revenues of $33,631,000 in 2013 ($4,175,000 in 2012), which represent the amortization of proceeds received in connection with the Company's transaction with HRP.

**	Goods and services include professional fees, marketing services, insurance, travel and representation costs.

(23)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The SG&A expenses presented above for the year ended December 31, 2013 also include $1,300,000 associated with the initial recognition of a provision for certain non-cancellable contracts related to the Cetrotide® Business that were deemed onerous due to the fact that management expects no economic benefits to flow to the Company following the transfer of the Cetrotide® Business on the Closing Date. The provisions for onerous contracts represent the present value of estimated unavoidable future royalty and patent costs associated with the intellectual property underlying Cetrotide®. The estimate may vary as a result of changes in estimated future royalty and patent costs. The unexpired term of these contracts is eight years as at December 31, 2014. See also note 16 – Provisions and other non-current liabilities.
Components of the Company's net cash (used in) provided by operating activities of discontinued operations are summarized below.

	Years ended December 31,
	2014	2013	2012
	$	$	$
Cash flows from operating activities
Net income from discontinued operations	623	34,055	2,732
Items not affecting cash and cash equivalents:
Provision for onerous contracts	223	1,300	—
Depreciation, amortization and impairment	—	320	85
Amortization of deferred revenues	—	(33,631)	(4,175)
Other non-cash items	96	—	—
Changes in operating assets and liabilities:
Trade and other receivables	1,460	6,212	(2,397)
Inventory	—	4,061	(1,230)
Prepaid expenses and other current assets	—	882	(760)
Payables and accrued liabilities	(2,300)	(2,996)	611
Provisions and other non-current liabilities	(397)	(56)	—
Net cash (used in) provided by operating activities of discontinued operations	(295)	10,147	(5,134)

7	Cash and cash equivalents

	As at December 31,
	2014	2013
	$	$
Cash on hand and balances with banks	10,803	27,877
Interest-bearing deposits with maturities of three months or less	24,128	15,325
	34,931	43,202

8	Trade and other receivables

	As at December 31,
	2014	2013
	$	$
Trade accounts receivable	583	1,709
Value added tax	47	2
Other	237	242
	867	1,953

(24)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9	Restricted cash equivalents
In support of the Company's long-term operating lease obligation in Germany and in replacement of a related bank guarantee, the Company transferred approximately $760,000 ($865,000 in 2013) to a restricted cash account. The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement (note 25 – Commitments and contingencies) has not expired and therefore cannot be utilized for current purposes as at December 31, 2014.

10	Property, plant and equipment
Components of the Company's property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2013	9,444	1,615	1,754	1,144	13,957
Additions	44	15	26	—	85
Disposals / Retirements	(853)	(452)	(8)	—	(1,313)
Impact of foreign exchange rate changes	419	59	80	52	610
At December 31, 2013	9,054	1,237	1,852	1,196	13,339
Additions	16	20	86	5	127
Disposals / Retirements	(1,212)	—	(182)	—	(1,394)
Impact of foreign exchange rate changes	(1,046)	(151)	(222)	(146)	(1,565)
At December 31, 2014	6,812	1,106	1,534	1,055	10,507

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2013	7,739	1,511	1,721	839	11,810
Disposals / Retirements	(822)	(352)	(8)	—	(1,182)
Impairment loss*	268	—	—	—	268
Recurring depreciation expense	461	6	30	50	547
Impact of foreign exchange rate changes	370	57	78	40	545
At December 31, 2013	8,016	1,222	1,821	929	11,988
Disposals / Retirements	(1,212)	—	(182)	—	(1,394)
Impairment loss**	206	—	—	—	206
Recurring depreciation expense	282	17	21	51	371
Impact of foreign exchange rate changes	(979)	(152)	(212)	(118)	(1,461)
At December 31, 2014	6,313	1,087	1,448	862	9,710
_________________________

*	Related to equipment transferred to Merck Serono pursuant to the TSA (note 6 – Discontinued operations).

**	Related to R&D equipment impaired as a result of a restructuring (note 14 – Restructuring).

(25)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2013	1,038	15	31	267	1,351
At December 31, 2014	499	19	86	193	797

Depreciation of $577,000 ($495,000 in 2013) is presented in the consolidated statement of comprehensive (loss) income as follows: $530,000 ($480,000 in 2013) in net R&D costs and $47,000 ($15,000 in 2013) in SG&A expenses. See also note 6 – Discontinued operations for depreciation expense related to discontinued operations.

11	Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks. Changes in the carrying value of the Company's identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2014			Year ended December 31, 2013
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	39,890	(39,182)	708	38,172	(37,044)	1,128
Impairment loss*	—	(184)	(184)	—	—	—
Recurring amortization expense*	—	(117)	(117)	—	(454)	(454)
Impact of foreign exchange rate changes	(4,858)	4,803	(55)	1,718	(1,684)	34
Balances – End of the year	35,032	(34,680)	352	39,890	(39,182)	708
_________________________
* Recorded as R&D costs in the consolidated statements of comprehensive (loss) income.

12	Goodwill
Goodwill has not been allocated to any specific CGU of the Group.
The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
Balance as at January 1, 2013	9,466	—	9,466
Impact of foreign exchange rate changes	426	—	426
Balance as at December 31, 2013	9,892	—	9,892
Impact of foreign exchange rate changes	(1,205)	—	(1,205)
Balance as at December 31, 2014	8,687	—	8,687

(26)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13    Payables and accrued liabilities

	As at December 31,
	2014	2013
	$	$
Trade accounts payable	3,153	4,802
Accrued research and development costs	1,073	666
Salaries, employment taxes and benefits	560	402
Current portion of onerous contract provisions (note 16)	322	441
Other accrued liabilities	691	931
	5,799	7,242

14	Restructuring
On August 7, 2014, the Company's Nominating, Governance and Compensation Committee approved the Company's global resources optimization program (the "Resource Optimization Program"), which has been rolled out as part of a strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization. The Resource Optimization Program, the goal of which is to streamline R&D activities and increase commercial operations and flexibility, is expected to result in the ultimate termination of 30 employees at the Company. As at December 31, 2014, management estimates that remaining staff departures will occur through August 31, 2015.
Restructuring costs are recognized in the consolidated statement of comprehensive (loss) income when the Company has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing the plan's main features to those affected by it.
Upon approval of the Resource Optimization Program, a provision for restructuring costs was recorded. Total restructuring costs associated with the Resource Optimization Program include severance payments, onerous lease provision and other directly related costs, and have been recorded as follows in the accompanying consolidated statement of comprehensive (loss) income: $2,201,000 in R&D costs, and $288,000 in SG&A expenses. This estimate may vary as a result of changes in the underlying assumptions applied thereto, including, but not limited to, the number of employees that will ultimately depart from the Company.
The change in the Company's provision for restructuring costs can be summarized as follows:

Year ended December 31,
2014
$
Balance – Beginning of the year	—
Provision recognized	2,489
Utilization of provision	(687)
Impact of foreign exchange rate changes	(151)
Balance – End of the year	1,651
Less: non-current portion	(146)
1,505

(27)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15	Warrant liability
The change in the Company's warrant liability can be summarized as follows:

	Years ended December 31,
	2014	2013	2012
	$	$	$
Balance – Beginning of the year	18,010	6,176	9,204
Share purchase warrants issued during the year (note 17)	8,487	13,397	4,100
Share purchase warrants exercised during the year	—	—	(382)
Change in fair value of share purchase warrants	(18,272)	(1,563)	(6,746)
	8,225	18,010	6,176

A summary of the activity related to the Company's share purchase warrants is provided below.

	Years ended December 31,
	2014			2013		2012
	Number	Weighted average exercise price (US$)		Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	20,107,410	2.34		4,407,410	5.14	1,511,179	8.62
Issued	8,800,000	1.25	*	15,700,000	1.55	2,970,000	3.45
Exercised	—	—		—	—	(52,383)	8.24
Expired	(122,221)	7.50		—	—	(21,386)	9.00
Balance – End of the year	28,785,189	1.87		20,107,410	2.34	4,407,410	5.14
_________________________

*	As adjusted (note 17 – Share capital)

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2014:

	Warrants outstanding and exercisable
Exercise price	Number	Weighted average remaining contractual life (years)
1.20	1,605,000	3.90
1.25	20,295,000	3.96
1.85	2,600,000	3.58
3.45	2,970,000	2.80
8.24	530,424	0.47
9.00	740,737	0.80
10.29	44,028	0.46
	28,785,189	3.65

(28)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at December 31, 2014.

	Number of equivalent shares	Market-value per share price ($)	Weighted average exercise price ($)		Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)
April 2010 Investor Warrants	740,737	0.60	9.00		0.25%	98.72%	0.80	0.00%
June 2010 Investor Warrants	530,424	0.60	8.24		0.25%	125.73%	0.47	0.00%
June 2010 Compensation Warrants	44,028	0.60	10.29		0.25%	127.70%	0.46	0.00%
October 2012 Investor Warrants	2,970,000	0.60	3.45		1.01%	106.74%	2.80	0.00%
July 2013 Warrants	2,600,000	0.60	1.85		1.26%	98.57%	3.58	0.00%
November 2013 Warrants	13,100,000	0.60	1.24	*	1.34%	95.78%	3.90	0.00%
January 2014 Investor Warrants	8,800,000	0.60	1.25	*	1.38%	94.51%	4.03	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.
* Subject to adjustment (see note 17 – Share capital and note 28 – Subsequent events).
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 7, Financial Instruments: Disclosures and as discussed in note 24 – Financial instruments and financial risk management.

16	Provisions and other non-current liabilities

	As at December 31,
	2014	2013
	$	$
Onerous contract provisions (detailed below)	1,014	1,291
Non-current portion of provision for restructuring costs (note 14)	146	—
Other	130	182
	1,290	1,473

(29)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Onerous contract provisions

	Cetrotide® onerous contracts*	Onerous lease**	Total
	$	$	$
Balance at January 1, 2014	1,296	436	1,732
Additional provision recognized	223	—	223
Utilization of provision	(397)	(102)	(499)
Unwinding of discount and effect of change in the discount rate	(124)	4	(120)
Balance at December 31, 2014	998	338	1,336
Less: current portion	(218)	(104)	(322)
	780	234	1,014
_________________________

*	Recorded following the transfer of the Cetrotide® Business, as discussed in note 6 – Discontinued operations.

**
Represents the present value of the future lease payments that the Company is obligated to make pursuant to a non-cancellable operating lease in the United States, net of estimated future sublease income. The estimate may vary as a result of changes in the utilization of the leased premises and of the sublease arrangement. The remaining term of the lease is three years as at December 31, 2014.

17	Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
The 112,375,726 common shares issued and outstanding immediately prior to the Share Consolidation were consolidated into 18,729,288 common shares. The Company's outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the earliest period presented.
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
May 2013 ATM Program
On May 22, 2013, the Company entered into an ATM sales agreement (the "May 2013 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 2,500,000 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $4,600,000. The May 2013 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices may have varied.
Between January 1, 2014 and March 31, 2014, the Company issued a total of 201,960 common shares under the May 2013 ATM Program at an average price of approximately $1.43 per share, resulting in aggregate gross proceeds of $288,114, less cash transaction costs of $8,600 and previously deferred transaction costs of $17,000. The May 2013 ATM Program was subsequently discontinued in connection with the implementation of the May 2014 ATM Program described below.

(30)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

May 2014 ATM Program
On May 9, 2014, the Company entered into an ATM sales agreement (the "May 2014 ATM Program"), under which the Company is able, at its discretion and from time to time, to sell up to 14,018,692 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $15,000,000. The May 2014 ATM Program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary.
Between July 1, 2014 and December 31, 2014, the Company issued a total of 8,995,108 common shares under the May 2014 ATM Program at an average price of approximately $1.36 per share for aggregate gross proceeds of $12,218,000 less cash transaction costs of $305,430 and previously deferred transaction costs of $71,575.
Public offering
On January 14, 2014, the Company completed a public offering (the "January 2014 Offering") of 11,000,000 units, at a purchase price of $1.20 per unit, with each unit consisting of one common share and 0.8 of a warrant to purchase a common share. The related warrants (the "January 2014 Warrants") represent the right to acquire an aggregate of 8,800,000 common shares, as discussed below.
Total cash proceeds raised through the January 2014 Offering amounted to $13,200,000, less cash transaction costs of approximately $1,034,000 and previously deferred transaction costs of $5,000.
The Company issued the January 2014 Warrants to the investors who participated in the January 2014 Offering at an exercise price of $1.25 per share, with the January 2014 Warrants containing certain anti-dilution provisions. These warrants are exercisable at any time during their five-year term and, upon complete exercise, would result in the issuance of an aggregate of 8,800,000 common shares that would generate additional proceeds for an amount that would be determined based on the then adjusted exercise price.
The Company estimated the fair value attributable to the January 2014 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 1.64%, an expected volatility of 102.31%, an expected life of 5 years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $8,487,000.
Total gross proceeds of the January 2014 Offering were allocated as follows: $8,487,000 was allocated to Warrant liability, and the balance of $4,713,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $666,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive (loss) income, and an amount of $373,000 was allocated to Share capital.
In connection with the January 2014 Offering, the holders of the November 2013 Warrants (see note 8 – Warrant liability) who participated in the January 2014 Offering agreed to waive certain anti-dilution provisions of such warrants solely in connection with the January 2014 Offering, and agreed to an adjustment of exercise price of such warrants following the closing of the January 2014 Offering from their original exercise price of $1.60 per share to an exercise price equal to $1.25 per share. For holders of the warrants issued in the November 2013 Offering who did not participate in the January 2014 Offering, the exercise price of the corresponding November 2013 Warrants held by the sole non-participating holder was further reduced by $0.05 per share. See also note 28 – Subsequent events.
Shareholder rights plan
The Company has a shareholder rights plan (the "Rights Plan") that provides the Board of Directors and the Company's shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share to be issued. The Rights Plan was most recently re-confirmed and approved by the Company's shareholders at its annual meeting of shareholders held on May 8, 2013.

(31)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Stock options
In December 1995, the Company's Board of Directors adopted a stock option plan (the "Stock Option Plan") for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time. The Company's Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company's shareholders ratified the amendment on May 9, 2014.
Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of ten years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.
The following tables summarize the activity under the Stock Option Plan.

	Years ended December 31,
	2014		2013			2012
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number		Weighted average exercise price (US$)	Number		Weighted average exercise price (US$)
Balance – Beginning of the year	1,759,794	3.40	1,328,492		4.27	287,950		11.59
Granted	1,951,500	0.93	630,000		1.56	1,060,445	*	2.40
Forfeited	(314,263)	4.55	(198,698)	*	3.37	(19,903)		10.44
Balance – End of the year	3,397,031	1.88	1,759,794		3.40	1,328,492		4.27
_________________________

*
In addition to the stock options granted to employees, the Company granted during the year 2012, 125,000 stock options to a financial advisor and 66,666 stock options to an investor relations advisor. The 125,000 stock options were to vest upon the achievement of a certain strategic alliance transaction, which did not occur. Of the 66,666 stock options, 33,333 vested upon signature of the service agreement, and the remainder vested 90 days later. Both grants described herein were forfeited during the year 2013 upon termination of the service agreements.

	Years ended December 31,
	2014		2013		2012
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	652,779	12.91	727,875	12.71	1,031,328	14.99
Exercised*	—	—	—	—	(25,582)	8.51
Forfeited	(81,679)	7.50	(9,932)	12.61	(57,437)	15.07
Expired	(76,994)	36.62	(65,164)	10.77	(220,434)	23.22
Balance – End of the year	494,106	10.11	652,779	12.91	727,875	12.71
_________________________

*	The weighted average share price at time of exercise was CAN$11.25 for the year ended December 31, 2012.

	US$ options outstanding as at December 31, 2014
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
0.76	1,136,500	6.93	0.76
1.07 to 1.11	450,000	6.35	1.07
1.12 to 2.15	995,000	8.25	1.46
2.16 to 2.92	520,520	7.93	2.17
2.93 to 10.17	119,166	4.74	3.47
10.18 to 21.78	175,845	6.43	11.56
	3,397,031	7.29	1.88

(32)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	US$ options exercisable as at December 31, 2014
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
1.12 to 2.15	210,006	8.58	1.56
2.16 to 2.92	520,520	7.93	2.17
2.93 to 10.17	102,501	4.32	3.46
10.18 to 21.78	175,845	6.43	11.56
	1,008,872	7.44	3.81

	CAN$ options outstanding and exercisable as at December 31, 2014
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
3.30 to 4.80	89,223	3.89	3.64
4.81 to 7.02	127,705	4.94	5.70
7.03 to 9.78	134,164	4.90	8.96
9.79 to 21.21	99,992	2.11	15.72
21.22 to 30.54	43,022	1.65	27.14
	494,106	3.88	10.11
As at December 31, 2014, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $1,126,261 ($533,206 in 2013). This amount is expected to be recognized over a weighted average period of 1.70 years (1.15 years in 2013).
The Company settles stock options exercised through the issuance of common shares from treasury.
Fair value input assumptions for US dollar-denominated options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2014	2013
Expected dividend yield	(a)	0.0%	0.0%
Expected volatility	(b)	101.6%	98.1%
Risk-free annual interest rate	(c)	1.87%	1.46%
Expected life (years)	(d)	6.16	6.63
Weighted average share price		US$0.93	US$1.56
Weighted average exercise price		US$0.93	US$1.56
Weighted average grant date fair value		US$0.75	US$1.26
_________________________

(a)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.
The Black-Scholes pricing models referred above use "Level 2" inputs in calculating fair value, as defined by IFRS 7, and as discussed in note 24 – Financial instruments and financial risk management.

(33)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

18	Operating expenses
Components of the Company's operating expenses from continuing operations include the following:

	Years ended December 31,
	2014	2013	2012
	$	$	$
Subcontractor fees	—	51	—
Raw material purchases	—	—	591
Cost of sales	—	51	591
Key management personnel compensation(1)
Salaries and short-term employee benefits	2,405	2,280	2,354
Termination benefits	439	1,438	—
Post-employment benefits	77	58	957
Share-based compensation costs	392	1,795	941
	3,313	5,571	4,252
Other employees compensation:
Salaries and short-term employee benefits	7,663	7,955	8,473
Termination benefits (note 14)	1,984	7	189
Post-employment benefits	832	626	75
Share-based compensation costs	105	572	514
	10,584	9,160	9,251
Goods and services(2)	19,016	15,954	14,663
Leasing costs, net of sublease receipts of $344,000 in 2014, $226,000 in 2013 and $226,000 in 2012(3)	1,802	1,879	1,751
Refundable tax credits and grants	(131)	(517)	(868)
Onerous contract expenses resulting from the Resource Optimization Program (note 14)	563	—	—
Share-based compensation costs related to collaborators	—	(148)	342
Transaction costs related to share purchase warrants	666	1,165	370
Depreciation and amortization	488	949	1,050
Impairment losses	390	—	184
Operating foreign exchange losses (gains)	715	(413)	203
	23,509	18,869	17,695
	37,406	33,651	31,789
_________________________

(1)	Key management includes the Company's directors and members of the executive management team.

(2)	Goods and services include third-party R&D costs, laboratory supplies, professional fees, contracted sales force costs, marketing services, insurance and travel expenses.

(3)	Leasing costs also include changes in the onerous lease provision (note 16 – Provisions and other non-current liabilities), other than attributable to the unwinding of the discount.

(34)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

On April 15, 2013, the Company appointed a new President and Chief Executive Officer ("CEO"), who also was appointed to the Company's Board of Directors. In accordance with his employment agreement, the Company's new President and CEO was granted, as a retention bonus, 375,000 share appreciation rights ("SARs"), pursuant to which he will be entitled to receive a future cash payment if he remains employed through a certain date. The retention bonus will be based on the increase, if any, in the company's share price from $1.98 over a specified period of time. 175,000 SARs vested (and expired) on December 31, 2014, and the remaining 200,000 SARs will vest on December 31, 2015.
The Company's former President and CEO received, upon termination of his employment, benefits of approximately $1,438,000. Additionally, the Company's former President and CEO was permitted to retain all of his stock options, which, pursuant to IFRS 2, Share-based Payment, constitutes a modification to the terms of the existing stock options granted in a share-based payment transaction, by allowing such stock options to expire at the original expiry date, based on the original date of grant, despite the termination of employment. As a result of this modification, an amount of $682,000, which corresponds to the compensation cost related to unvested stock options not yet recognized immediately before the modification and to the incremental fair value of the stock options, measured by comparing the stock options immediately before and immediately after the modification date, was recognized during the year ended December 31, 2013 within SG&A expenses in the consolidated statement of comprehensive (loss) income.
Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers' employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.
In addition to payments made to members of our key management team, during the years ended December 31, 2013 and 2014, the Company paid $76,800 and $38,000, respectively, in professional fees to one of the members of the Company's Board of Directors for special tasks mandated by the Company's Nominating, Corporate Governance and Compensation Committee.

19	Employee future benefits
The Company's subsidiary in Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.
The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the members' length of service and on their base salary in the final years leading up to retirement. Current pensions vary in accordance to applicable statutory requirements, which foresee an adjustment, every three years on an individual basis, that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company's financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.

(35)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table presents the changes in the aforementioned plans' accrued benefit obligations:

	Pension benefit plans Years ended December 31,			Other benefit plans Years ended December 31,
	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$
Balance – Beginning of year	14,646	16,062	11,769	762	1,169	1,111
Current service cost	176	219	139	24	57	134
Interest cost	476	421	491	25	31	46
Actuarial loss (gain) arising from changes in financial assumptions	1,833	(2,346)	3,705	(96)	(258)	79
Benefits paid	(411)	(357)	(337)	(210)	(274)	(219)
Impact of foreign exchange rate changes	(2,101)	647	295	(72)	36	18
Balance – End of year	14,619	14,646	16,062	433	761	1,169
Amounts recognized:
In comprehensive (loss) income	(652)	(640)	(630)	47	170	(259)
In other comprehensive income(loss)	268	1,699	(4,000)	72	(36)	(18)

The cumulative amount of actuarial losses recognized in other comprehensive (loss) income as at December 31, 2014 is approximately $4,336,000 (approximately $2,503,000 as at December 31, 2013 and approximately $4,849,000 as at December 31, 2012).
The significant actuarial assumptions applied to determine the Company's accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2014	2013	2012	2014	2013	2012
	%	%	%	%	%	%
Discount rate	2.00	3.37	2.60	2.00	3.37	2.60
Pension benefits increase	1.80	2.00	2.00	1.80	2.00	2.00
Rate of compensation increase	2.00	2.75 to 3.75	2.75 to 3.75	2.00	2.75	2.75

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2014	2013	2012
Retiring at the end of the reporting period:
Male	19	19	19
Female	23	23	23
Retiring 20 years after the end of the reporting period:
Male	22	22	22
Female	26	26	26

(36)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2014. The next actuarial reports are planned for December 31, 2015.
The calculation of the pension benefit obligation is sensitive to the discount rate assumption set out above. From December 31, 2012 to December 31, 2014, management determined that the discount rate assumption should be adjusted as a result of relevant changes in the European economic environment.
Additionally, given recent developments in the European economic environment, an increase of 0.25% in the discount rate shown above is considered reasonably possible over the next financial year. Were such a fluctuation to occur, the effect of this change on the pension benefit obligation presented as at December 31, 2014 would be a decrease of approximately $600,000.
In accordance with the assumptions used as at December 31, 2014, undiscounted defined pension benefits expected to be paid are as follows:

$
2015	495
2016	502
2017	512
2018	531
2019	553
Thereafter	19,867
22,460
The weighted average duration of the defined benefit obligation is 17.3 years.
Total expenses for the Company's defined contribution plan in its German subsidiary amounted to approximately $232,954 for the year ended December 31, 2014 ($228,771 for 2013 and $331,287 for 2012).

20	Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Years ended December 31,
	2014	2013	2012
	$	$	$
Finance income
Change in fair value of warrant liability	18,272	1,563	6,746
Gains due to changes in foreign currency exchange rates	1,879	—	—
Interest income	168	185	228
	20,319	1,748	6,974
Finance costs
Losses due to changes in foreign currency exchange rates	—	(1,512)	(382)
	20,319	236	6,592

(37)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

21	Supplemental disclosure of cash flow information

	Years ended December 31,
	2014	2013	2012
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(578)	(3)	2,526
Inventory	—	112	670
Prepaid expenses and other current assets	(2,453)	(6,454)	(4,154)
Payables and accrued liabilities	1,732	(900)	(2,447)
Other non-current assets	(204)	(124)	(364)
Deferred revenues	1,101	—	—
Provision for restructuring costs (note 14)	(687)	—	—
Employee future benefits (note 19)	(621)	(631)	(556)
Provisions and other non-current liabilities	(163)	10	(49)
	(1,873)	(7,990)	(4,374)

During the year ended December 31, 2012, the Company paid approximately $259,000 in income taxes in the form of foreign jurisdiction withholding tax on payments received pursuant to the licensing agreement entered into with Yakult, as discussed in note 5 – Development, commercialization and license arrangements.
During the year ended December 31, 2014, the Company paid approximately $101,000 in income taxes in the form of foreign jurisdiction withholding tax on payments received pursuant to the agreements entered into with Sinopharm, as discussed in note 5 – Development, commercialization and license arrangements.

22	Income taxes
Significant components of current and deferred income tax expense:

	Years ended December 31,
	2014	2013	2012
	$	$	$
Current tax expense	111	—	—
Deferred tax:
Origination and reversal of temporary differences	10,246	(4,253)	7,282
Adjustments in respect of prior years	5	418	44
Change in unrecognized tax assets	(10,251)	3,835	(7,326)
Income tax expense	111	—	—

(38)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2014	2013	2012
Combined Canadian federal and provincial statutory income tax rate	26.9%	26.9%	26.9%

	Years ended December 31,
	2014	2013	2012
	$	$	$
Income tax (expense) recovery based on combined statutory income tax rate	4,426	(1,833)	5,494
Change in unrecognized tax assets	(10,251)	3,835	(7,326)
Permanent difference attributable to the use of local currency for tax reporting	145	(892)	14
Permanent difference attributable to net change in fair value of warrant liability	4,408	(217)	1,182
Share-based compensation costs	(133)	(596)	(421)
Difference in statutory income tax rate of foreign subsidiaries	1,398	(809)	997
Permanent difference attributable to unrealized foreign exchange gain/loss	18	131	(22)
Foreign witholding tax	(111)	—	—
Adjustments in respect of prior years	5	418	44
Other	(16)	(37)	38
	(111)	—	—

Income tax expense of $111,000 for the year ended December 31, 2014 represents current taxation in the form of foreign jurisdiction tax withholdings on payments pursuant to the licensing agreement entered into with Sinopharm (note 5 – Development, commercialization and licensing arrangements).
Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.
Income (loss) before income taxes
Income (loss) before income taxes is attributable to the Company's tax jurisdictions as follows:

	Years ended December 31,
	2014	2013	2012
	$	$	$
Germany	(29,672)	(19,784)	(23,690)
Canada	12,867	(7,639)	322
United States	(271)	183	224
	(17,076)	(27,240)	(23,144)

(39)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of deferred tax assets and liabilities:

	As at December 31,
	2014	2013
	$	$
Deferred tax assets
Non-current:
Operating losses carried forward	2,139	2,465
Intangible assets	7,918	10,080
	10,057	12,545
Deferred tax liabilities
Current:
Deferred revenues	941	1,262
	941	1,262
Non-current:
Property, plant and equipment	17	50
Deferred revenues	7,979	10,157
Warrant liability	1,116	1,076
Other	4	—
	9,116	11,283
	10,057	12,545
Deferred tax assets (liabilities), net	—	—

Significant components of unrecognized deferred tax assets are as follows:

	As at December 31,
	2014	2013
	$	$
Deferred tax assets
Current:
Onerous contract and other provisions	102	87
	102	87
Non-current:
Operating losses carried forward	62,094	59,813
Research and development costs	10,987	11,988
Unused tax credits	9,517	10,386
Employee future benefits	2,455	2,135
Property, plant and equipment	1,175	1,260
Share issue expenses	817	712
Onerous contract provisions	198	435
Intangible assets	227	248
Other	296	—
	87,766	86,977
Unrecognized deferred tax assets	87,868	87,064

(40)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As at December 31, 2014, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2028	9,582	3,790
2029	5,716	5,694
2030	4,897	4,879
2031	2,091	2,073
2032	5,071	5,071
2033	4,439	4,439
2034	5,074	5,074
	36,870	31,020

The Company has estimated non-refundable R&D tax credits of approximately $9,517,000 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2018 to 2033. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the United States. The losses amount to approximately $167,837,000 in Germany, for which there is no expiry date and to $698,000 in the United States, which expire as follows:

United States
$
2028	369
2029	178
2034	151
698
The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities.
Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issue expenses which are amortizable over five years.

23	Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, SG&A expenses, working capital and capital expenditures.
Over the past several years, the Company has increasingly raised capital via public equity offerings and drawdowns under various ATM sales programs as our primary source of liquidity, as discussed in note 17 – Share capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

(41)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

24	Financial instruments and financial risk management
Financial assets (liabilities) as at December 31, 2014 and December 31, 2013 are presented below.

December 31, 2014	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 7)	34,931	—	—	34,931
Trade and other receivables (note 8)	796	—	—	796
Restricted cash equivalents (note 9)	760	—	—	760
Payables and accrued liabilities (note 13)	—	—	(5,256)	(5,256)
Provision for restructuring costs (note 14)	—	—	(1,105)	(1,105)
Warrant liability (note 15)	—	(8,225)	—	(8,225)
Other non-current liabilities (note 16)	—	—	(130)	(130)
	36,487	(8,225)	(6,491)	21,771

December 31, 2013	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 7)	43,202	—	—	43,202
Trade and other receivables (note 8)	1,899	—	—	1,899
Restricted cash equivalents (note 9)	865	—	—	865
Payables and accrued liabilities (note 13)	—	—	(6,687)	(6,687)
Warrant liability (note 15)	—	(18,010)	—	(18,010)
Other non-current liabilities (note 16)	—	—	(140)	(140)
	45,966	(18,010)	(6,827)	21,129
Fair value
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities, provision for restructuring costs and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

(42)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents, trade and other receivables and restricted cash equivalents. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at December 31, 2014, trade accounts receivable for an amount of approximately $289,000 were with three counterparties.
As at December 31, 2014, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 23 – Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. The Company's ability to continue future operations beyond December 31, 2015 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, promotional arrangements, the issuance of securities and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms acceptable to the Company.

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market

(43)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive (loss) income, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $0.52 to $1.50 during the year ended December 31, 2014.
If variations in the market price of our common shares of -10% and +10% were to occur, the impact on the Company's net (loss) income related to the warrant liability held at December 31, 2014 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	8,225	1,117	(1,147)
Total impact on net loss – decrease / (increase)		1,117	(1,147)
Foreign currency risk
Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company's results of operations.
If foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from period-end rates of EUR1 = US$1.2101 were to occur, the impact on the Company's net (loss) income for each significant category of financial instruments held at December 31, 2014 would be as follows:

		Balances denominated in US$
	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	25,184	1,259	(1,259)
Warrant liability	8,225	(411)	411
Total impact on net loss – decrease / (increase)		848	(848)

25	Commitments and contingencies
The Company is committed to various operating leases for its premises. Expected future minimum lease payments and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements, as at December 31, 2014 are as follows:

	Minimum lease payments	Minimum sublease receipts
	$	$
Less than 1 year	1,678	(392)
1 - 3 years	1,352	(493)
4 - 5 years	325	(19)
Total	3,355	(904)

The Company is party to a lease arrangement in Germany for laboratory, office and storage space. The original term of the lease is ten years, expiring in March 2016, and the lease has an automatic renewal provision if not terminated by the Company at least 12 months prior to expiry. Over the lease term, minimum lease payments may be increased or decreased based on fluctuations in the German consumer price index. The Company does not expect to allow the lease

(44)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

arrangement to automatically renew and is examining options for alternative space to accommodate remaining German-based staff. As such, the minimum lease payments presented above exclude any lease payments for the Company's German subsidiary beyond March 2016.
As discussed in note 9 – Restricted cash equivalents, the Company transferred approximately $760,000 to a restricted cash account in support of the aforementioned lease arrangement. Upon expiry of the underlying arrangement, the restricted funds will be released and made available for current operating purposes.
In October 2007, the Company entered into a $100,000 letter of credit agreement in favour of a landlord in the United States with respect to the Company's long-term lease obligation. In August 2009 and November 2011, the amount of the letter of credit was reduced to $75,000 and $50,000, respectively, as per the original landlord-tenant agreement, and is payable to the landlord in the event that the Company fails to perform any of its obligations under the related lease agreement.
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at December 31, 2014 or 2013.
Class Action Lawsuit
The Company and certain of its current and former officers are defendants in a purported class-action lawsuit pending in the United States District Court for the District of New Jersey, brought on behalf of stockholders of the Company. The lawsuit, which was filed on November 11, 2014, alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between April 2, 2012 and November 6, 2014, or the Class Period, regarding the safety and efficacy of Macrilen™, a product that the Company developed for use in the diagnosis of adult growth hormone deficiency, and the prospects for the approval of the Company's new drug application for the product by the U.S. Food and Drug Administration. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the court.
The Company's directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of costs and expenses incurred in connection with this lawsuit, including legal and professional fees, as well as potential damages awarded, if any, subject to certain policy restrictions, limits and deductibles. The Company believes that the D&O Insurance covers the lawsuit; however, the insurers have reserved their rights to raise all of the rights, entitlements and defences available to them under the D&O Insurance. If the D&O Insurance does cover the lawsuit, the Company will be required to pay legal and professional fees, as well as potential damages awarded in an amount equal to a substantial self-insured retention. Legal and professional fees are expensed as incurred and no reserve is established for them.
While the Company believes that it has meritorious defenses and intends to defend this lawsuit vigorously, it cannot predict the outcome. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the amount of any damages awarded in such lawsuit could be substantial.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

26	Net (loss) income per share
The following table sets forth pertinent data relating to the computation of basic and diluted net (loss) income per share attributable to common shareholders.

	Years ended December 31,
	2014	2013	2012
	$	$	$
Net loss from continuing operations	(17,187)	(27,240)	(23,144)
Net income from discontinued operations	623	34,055	2,732
Net (loss) income	(16,564)	6,815	(20,412)
Basic weighted average number of shares outstanding	59,024,730	29,476,455	19,775,073
Dilutive effect of stock options	—	—	31,614
Diluted weighted average number of shares outstanding	59,024,730	29,476,455	19,806,687
Items excluded from the calculation of diluted net (loss) income per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	2,324,175	2,115,453	1,183,388
Warrants (number of equivalent shares)	28,785,189	7,141,879	1,803,730

For the year ended December 31, 2012, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for this period was calculated using the basic weighted average number of shares outstanding.
The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as registered direct and public offerings and ATM drawdowns, which resulted in the issuance of a total of 20,197,068 (see note 17 – Share capital), 19,982,721 and 7,790,973 common shares during the years ended December 31, 2014, 2013 and 2012, respectively. See also note 28 – Subsequent events.

27	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
Geographical information
The Company is domiciled in Canada and, for the three years ended December 31, 2014, has derived all of its revenues from its operating subsidiaries domiciled in Germany.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2014	2013	2012
	$	$	$
United States	6	33,640	5,158
Switzerland	956	34,081	24,406
Japan	61	6,586	4,062
Other	25	212	39
	1,048	74,519	33,665
Amounts presented:
Within discontinued operations	1,037	68,344	31,612
Within continuing operations	11	6,175	2,053
	1,048	74,519	33,665

Revenues have been allocated to geographic regions based on the country of residence of the Company's external customers or partners.
Non-current assets* by geographical area are detailed as follows:

	As at December 31,
	2014	2013
	$	$
Germany	9,778	11,928
United States	—	16
Canada	58	7
	9,836	11,951
_________________________
* Non-current assets include property, plant and equipment, identifiable intangible assets and goodwill.

Major customers representing 10% or more of the Company's revenues in each of the last three years are as follows:

	Years ended December 31,
	2014	2013	2012
	$	$	$
Company 1*	956	34,081	24,406
Company 2*	—	33,640	4,175
Company 3	—	5,952	1,040
_________________________
* Related to the Cetrotide® Business (see note 6 – Discontinued operations).

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

28	Subsequent events
On March 11, 2015, the Company completed a public offering of 59,677,420 units (the "Units"), generating net proceeds of approximately $34.5 million, with each Unit consisting of either one common share or one warrant to purchase one common share ("Series C Warrant"), 0.75 of a warrant to purchase one common share ("Series A Warrant") and 0.50 of a warrant to purchase one common share ("Series B Warrant"), at a purchase price of $0.62 per Unit (the "March 2015 Offering"). The Series A Warrants are exercisable for a period of five years at an exercise price of $0.81 per share, and the Series B Warrants are exercisable for a period of 18 months at an exercise price of $0.81 per share. Both the Series A and Series B warrants are subject to certain anti-dilution provisions. The Series C Warrants are exercisable for a period of five years at an exercise price of $0.62 per share. Total gross proceeds payable to the Company in connection with the exercise of the Series C Warrants have been pre-paid by investors and therefore are included in the aforementioned proceeds.
In connection with the March 2015 Offering, the holders of 21,123,332 of the 21,900,000 outstanding warrants issued by the Company in connection with the November 2013 Offering and the January 2014 Offering entered into an amendment agreement that caused such previously issued warrants to expire and terminate in exchange of a cash payment made by the Company in the aggregate amount of approximately $5.7 million.

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